UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Incentra Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45326F207

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Great Hill Equity Partners Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,426,797
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,426,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,797
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 148,985
9. Sole Dispositive Power 0
10. Shared Dispositive Power 148,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,985
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Great Hill Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,426,797
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,426,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,797
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Great Hill Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,426,797
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,426,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,797
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,575,782
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,575,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,782
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. Stephen F. Gormley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,575,782
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,575,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,782
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 45326F207

1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 4,575,782
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,575,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,575,782
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 18.0%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

The purpose of this Amendment No. 2 to Schedule 13D (this “Amendment”) is to report the Reporting Persons’ increase in deemed beneficial ownership of the Company’s Common Stock due to a change in the conversion ratio of the Company’s Series A Preferred Stock, shares of which are held by the Reporting Persons. In 2007, the Company amended the terms of its Series A Preferred Stock to increase the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible from 2 shares to 3 shares. As a result and based upon the 22,935,240 shares of Common Stock outstanding as of November 3, 2008, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2008, the aggregate percentage ownership of Common Stock which may be deemed indirectly beneficially owned by certain Reporting Persons increased from approximately 16.3% as reported in the Reporting Persons’ Amendment No. 1 to Schedule 13D filed on February 11, 2008 to approximately 18.0%. The Reporting Persons have not acquired or disposed of any shares of the Company’s Common Stock since the transactions previously reported on the Schedule 13D filed by the Reporting Persons on August 30, 2004.

This Amendment amends the Schedules 13D filed by the Reporting Persons on August 30, 2004 and February 11, 2008 (the “Schedule 13D,” and as amended by this Amendment, the “Statement”). This Amendment is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Equity Partners Limited Partnership, a Delaware limited partnership (“GHEP”); (ii) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI” ); (iii) Great Hill Partners GP, LLC, a Massachusetts limited liability company (“GP”); (iv) Great Hill Partners, LLC, a Massachusetts limited liability company (“GHP,”); (v) Christopher S. Gaffney (“Gaffney”); (vi) Stephen F. Gormley (“Gormley”); and (vii) John G. Hayes (“Hayes”).

On June 9, 2005, the Company effected a stock combination, or reverse stock split, in which every ten (10) shares of Common Stock was exchanged for one (1) new share of Common Stock. Accordingly, all share numbers listed in the Schedule 13D have been adjusted to reflect such stock combination to the extent appropriate. Except as set forth below or as described in the preceding sentence, there are no changes to the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The second paragraph of Item 5 is amended by replacing the ownership percentages of the Reporting Persons listed therein with the corresponding ownership percentages set forth in line 13 of such Reporting Persons’ cover pages hereto.

As a result of the Company’s change in conversion ratio during 2007 and based upon the number of shares Common Stock outstanding as of November 3, 2008: (i) the percentage ownership represented by the 4,426,797 shares of Common Stock (of which 2,447,145 shares are issuable upon conversion of the Series A Preferred Stock) directly beneficially owned by GHEP, which may be deemed to be indirectly beneficially owned by GP and GHP, increased from approximately 15.7% to approximately 17.4%; (ii) the percentage ownership represented by the 148,985 shares of Common Stock (of which 82,365 shares are issuable upon conversion of the Series A Preferred Stock) directly beneficially owned by GHI increased from approximately 0.5% to approximately 0.6%; and (iii) the percentage ownership represented by the Common Stock beneficially owned by GHEP and GHI, which may be deemed to indirectly beneficially owned by each of Gaffney, Gormley and Hayes, increased from approximately 16.3% to approximately 18.0%.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 12, 2009, by and among the GHEP, GHI, GP, GHP, Gaffney, Gormley and Hayes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 12, 2009

GREAT HILL EQUITY PARTNERS LIMITED PARTNERSHIP

By:	GREAT HILL PARTNERS GP, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley

/s/ John G. Hayes
Name:	John G. Hayes

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of February 12, 2009 the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Incentra Solutions, Inc., a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL EQUITY PARTNERS LIMITED PARTNERSHIP

By:	GREAT HILL PARTNERS GP, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley

/s/ John G. Hayes
Name:	John G. Hayes